                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 1)*


                    Crown Castle International Corporation
             -----------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.01 par value
             -----------------------------------------------------
                         (Title of Class of Securities)


                                   228227104
                         -------------------------------
                                (CUSIP Number)

     Tami E. Nason, Esq.            COPY TO:          Larry J. Rowe, Esq.
     Charlesbank Capital                              Ropes & Gray
     Partners, LLC                                    One International Place
     600 Atlantic Avenue                              Boston, MA 02110
     Boston, MA 02210                                 (617) 951-7407
     (617) 619-5400
    ----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                       March 9, 1999 - January 18, 2000
        ----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13-d1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

________________

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No. 228227104                                      Page 2 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

               Harvard Private Capital Holdings, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4.
               WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
               Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                              0 Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.
                              ................
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING                 0 Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                              ................
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

                              0 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12.
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
                              0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14.
               CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No. 228227104                                       Page 3 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
              Charlesbank Capital Partners, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                              (a) [X]
                                                                 (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4.
               WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
               Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                              0 Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.
                              ................
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                              0 Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                              ................
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

                              0 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12.
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
                              0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14.
          OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
                                 ------------

                    Crown Castle International Corporation

                                Amendment No. 1
                                ---------------

                            Introductory Statement

     This Amendment No. 1 hereby amends the initial Schedule 13D filed on September 1, 1998 (the "Initial Schedule 13D"). This Amendment No. 1 relates to the Common Stock, $.01 par value per share (the "Shares") of Crown Castle International Corp., a Delaware corporation (the "Company"). This amendment is filed by Harvard Private Capital Holdings, Inc. ("Harvard Private Capital") and Charlesbank Capital Partners, LLC ("Charlesbank").

     This Amendment No. 1 amends Items 2, 5 and 6 with respect to information concerning Harvard Private Capital and Charlesbank in the initial Schedule 13D filed by Digital Future Investments, B.V.; TeleDiffusion de France International S.A.; TeleDiffusion de France; France Telecom; Candover Investments plc; Candover (Trustees) Limited; Candover Partners Limited (as general partner of the Candover 1994 UK Limited Partnership, the Candover 1994 UK No. 2 Limited Partnership, the Candover 1994 US No. 1 Limited Partnership and the Candover 1994 US No. 2 Limited Partnership); Candover Services Limited; Ted B. Miller, Jr.; the Miller 1996 Gift Trust; Robert A. Crown (individually and for the Robert A. Crown grantor retained annuity trust); Barbara A. Crown (individually and for the Barbara A. Crown grantor retained annuity trust); Berkshire Fund III, A Limited Partnership; Third Berkshire Associates Limited Partnership; Berkshire Fund IV, Limited Partnership; Fourth Berkshire Associates LLC; Berkshire Investors LLC; Centennial IV; Holding IV; Centennial V; Entrepreneurs V; Holdings V; Nassau Capital Partners II, L.P.; Nassau Capital LLC; NAS Partners I, L.L.C.; Fay, Richwhite Communications Limited; PNC Venture Corp.; PNC Holdings Corp.; PNC Bank Corp.; American Home Assurance Company; The Northwestern Mutual Life Insurance Company; Harvard Private Capital Holdings, Inc.; Charlesbank Capital Partners, LLC; Prime VIII, L.P. and Prime SKA I, L.L.C. Neither Harvard Private Capital nor Charlesbank assumes responsibility for the completeness or accuracy of the information contained in the Initial
Schedule 13D or any amendment to the Initial Schedule 13D concerning any other person.

Item 2.  Identity and Background.
         -----------------------

Item 2 is hereby amended in its entirety to read as follows:

     Harvard Private Capital is a Massachusetts corporation with its principal office located c/o Charlesbank Capital Partners, LLC, at 600 Atlantic Avenue, Boston, MA 02210. Harvard Private Capital is a charitable company holding a portion of the endowment fund of Harvard University. Harvard Private Capital is controlled by the President and Fellows of Harvard College, a Massachusetts educational corporation and title-holding company for the endowment fund of Harvard University.

                               Page 4 of 8 Pages

     The Directors of Harvard Private Capital, all of whom are citizens of the United States of America, and whose principal business address is located at 600 Atlantic Avenue, Boston MA 02210, are Michael R. Eisenson, Tim R. Palmer, and Jack R. Meyer. The Officers of Harvard Private Capital, all of whom are citizens of the United States of America, and whose principal business address is located at 600 Atlantic Avenue, Boston, MA 02210, are Michael R. Eisenson (President), Mark A. Rosen (Vice President), Tim R. Palmer (Vice President), Stephen McSweeney (Treasurer), Tami E. Nason (Clerk), and Michael Thonis (Assistant Clerk).

     Charlesbank is a Massachusetts limited liability company which acts as an investment manager to President and Fellows of Harvard College and certain other entities. The principal executive offices of Charlesbank are located at 600 Atlantic Avenue, 26th Floor, Boston, MA 02210. Subject to the terms of the Stockholders Agreement (described in Item 6 of the Initial Schedule 13D), Charlesbank, pursuant to an agreement among Charlesbank, the President and Fellows of Harvard College and certain individuals, has sole power to direct the vote on the Shares of which Harvard Private Capital is the beneficial owner.

     The Managing Members of Charlesbank, all of whom are citizens of the United States of America, and whose principal business address is c/o Charlesbank Capital Partners, LLC, 600 Atlantic Avenue, 26th Floor, Boston, MA 02210, are Michael R. Eisenson, (President and Chief Executive Officer), Mary Lou Boutell (Managing Director), Kim G. Davis (Managing Director), William P. Douglas (Managing Director), Tim R. Palmer (Managing Director), Mark A. Rosen (Managing Director), Michael Thonis (Chief Financial Officer and Managing Director), and Charles F. Wu (Managing Director).

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

Item 5 is hereby amended in its entirety to read as follows:

(a)  Harvard Private Capital: 0 Shares of the Company (0% of class)

     Charlesbank: 0 Shares of the Company (0% of class)

     Pursuant to the terms of the Stockholders Agreement (described in Item 6 of the Initial Schedule 13D), Harvard Private Capital has ceased to be a party to the Stockholders Agreement as a result of the sale of all of the Shares previously held by Harvard Private Capital.

(b) Number of Shares as to which Harvard Private Capital has sole power to vote or direct the vote, shared power to vote or direct the vote, sole or shared power to dispose or to direct the disposition: 0 Shares.

     Number of Shares as to which Charlesbank has sole power to vote or direct the vote, shared power to vote or direct the vote, sole or shared power to dispose or to direct the disposition: 0 Shares.

                               Page 5 of 8 Pages

(c) Between March 9, 1999 and November 9, 1999, Harvard Private Capital sold 2,164,745 Shares of the Company. The transaction dates, number of shares sold and prices per share during that period are as follows:

         Date of Transaction               Shares Sold            Price Per Share
         -------------------               -----------            ---------------
                3/9/99                         42,500                    $20.50
               3/16/99                          5,000                    $20.00
               4/13/99                         10,000                    $18.25
               4/14/99                         20,000                    $18.25
                9/7/99                        100,000                    $18.84
                9/8/99                         85,000                    $19.16
                9/9/99                        140,000                    $19.15
               9/10/99                        175,000                    $19.24
               9/13/99                        100,000                    $19.18
               9/15/99                         80,000                    $19.95
               9/16/99                         80,000                    $19.58
               9/17/99                         37,000                    $19.50
               9/20/99                         87,000                    $19.53
               9/22/99                         22,000                    $19.00
               9/23/99                         30,000                    $20.06
               9/24/99                         10,000                    $19.50
               9/30/99                         54,000                    $18.50
               10/4/99                        108,000                    $18.84
               10/5/99                         28,000                    $18.19
               10/6/99                         82,000                    $18.50
               10/7/99                         50,000                    $18.60
              10/12/99                          6,000                    $18.75
              10/22/99                         18,000                    $18.50
              10/26/99                         15,000                    $19.00
              10/28/99                        179,000                    $19.69
              10/29/99                         40,000                    $19.99
               11/1/99                        132,000                    $19.61
               11/2/99                         50,000                    $19.63
               11/5/99                        200,000                    $18.53
               11/8/99                         37,000                    $22.00
               11/9/99                        142,245                    $22.27

     Transactions from March 9, 1999 through October 29, 1999 were pursuant to Rule 144 under the Securities Act of 1933, as amended. All transactions from November 1, 1999 through November 9, 1999 were open-market transactions.

     On January 5, 2000, Harvard Private Capital converted its warrant to purchase 299,000 Shares of the Company into 213,245 Shares of the Company following a cashless exercise of such warrant. Between January 13, 2000 and January 18, 2000, Harvard Private Capital sold 213,245 Shares of the Company. The transaction dates, number of shares sold and prices per share are as follows:

                               Page 6 of 8 Pages

     Date of Transaction          Shares Sold          Price Per Share
     -------------------          -----------          ---------------
          1/13/00                   50,000                  $30.01
          1/14/00                   60,000                  $29.55
          1/18/00                   103,245                 $29.99

     All of the above transactions were open-market transactions.

     By virtue of the relationships reported under Item 2, Charlesbank may be deemed to have sold all of its beneficially owned Shares at the time that Harvard Private Capital sold the Shares described above.

     Except for the transactions described above, neither Harvard Private Capital nor Charlesbank has engaged in any transactions in the Shares of the Company during the past 60 days. To the best of Harvard Private Capital's and Charlesbank's knowledge and belief, none of the directors or executive officers of Harvard Private Capital or managing members of Charlesbank has engaged in any transactions in the Shares of the Company during the past 60 days.

(d)  Not applicable.

(e) This statement is being filed to report the fact that as of January 18, 2000, Harvard Private Capital and Charlesbank ceased to be the beneficial owners of any Shares of the Company.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

     Pursuant to the terms of the Stockholders Agreement (described in Item 6 of the Initial Schedule 13D), Harvard Private Capital has ceased to be a party to the Stockholders Agreement as a result of the sale of all of the Shares previously held by Harvard Private Capital.

                               Page 7 of 8 Pages

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2000

HARVARD PRIVATE CAPITAL HOLDINGS, INC.


By: /s/ Tami E. Nason
    -----------------------------
    Name:  Tami E. Nason
    Title: Authorized Signatory

CHARLESBANK CAPITAL PARTNERS, LLC


By: /s/ Tami E. Nason
    -----------------------------
    Name:  Tami E. Nason
    Title: Vice President, Legal

                               Page 8 of 8 Pages